Filed by Kraton Performance Polymers Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Kraton Performance Polymers, Inc.

Commission File No.: 001-34581

Commission File No. for Registration Statement

on Form S-4: 333-195597

Board of Kraton Performance Polymers, Inc. Notifies LCY Chemical Corp. of Intention to Withdraw Recommendation that Shareholders Approve Agreement to Combine with LCY’s Styrenic Block Copolymer Business

HOUSTON, TEXAS—June 30, 2014—Kraton Performance Polymers, Inc. (NYSE: KRA) today notified Taiwan-based LCY Chemical Corp. that its Board of Directors intends to withdraw its recommendation that Kraton stockholders approve the previously announced Combination Agreement under which Kraton would combine with LCY’s styrenic block copolymer (“SBC”) operations.

Before the Kraton Board changes its recommendation, Kraton is required by the Combination Agreement to provide LCY with at least five business days’ written notice of the intention to withdraw or change its recommendation. During these five business days, if requested by LCY, Kraton must negotiate in good faith with LCY regarding any revisions or adjustments proposed by LCY to the terms and conditions of the Combination Agreement that would enable the Kraton Board to continue to recommend to Kraton stockholders the approval and adoption of the Combination Agreement, as so revised or adjusted.

Under the Combination Agreement, which will remain in effect unless and until it is terminated in accordance with its terms, the Kraton Board may withdraw or change its recommendation in certain circumstances upon the occurrence of certain intervening events since the Agreement was signed on January 28, 2014. The notice from the Kraton Board cited the decline in the operating results for the LCY SBC business in the first quarter of 2014 and the related decline in its forecasted results thereafter, as Kraton discussed in an SEC filing on Form 8-K on June 24, 2014, together with the related decline in Kraton’s stock price and negative reactions from stockholders following the June 24, 2014 disclosure.

LCY and Kraton may engage in negotiations to determine whether they can mutually agree to changes in the terms of the Combination Agreement as would enable the Kraton Board to continue to recommend the transaction to its stockholders. Kraton cannot predict whether any such negotiations will result in mutually agreeable changes to the Combination Agreement. Kraton does not intend to make further public comment regarding the status of any such negotiations unless and until the parties enter into an amendment to the Combination Agreement effecting such changes, or unless and until Kraton determines that any such negotiations have been abandoned. In either such event, such process may take longer than the minimum five business days provided in the Combination Agreement.

The Combination Agreement, which was set forth in Kraton’s preliminary proxy statement/prospectus on Form S-4 filed with the SEC on April 30, 2014, relates to Kraton’s agreement to combine with the SBC business of LCY.

Additional Information

THIS COMMUNICATION DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES OF THE COMPANY OR THE COMBINED COMPANY. IN CONNECTION WITH THE COMBINATION, KRATON PERFORMANCE

POLYMERS LIMITED FILED WITH THE SEC A PRELIMINARY PROXY STATEMENT/PROSPECTUS (AND RELATED REGISTRATION STATEMENT (Reg. No. 333-195597)). INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS AND THE REGISTRATION STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO WHEN THEY BECOME AVAILABLE), BECAUSE THEY CONTAIN IMPORTANT INFORMATION REGARDING THE COMPANY, LCY AND THE COMBINATION. THE INFORMATION IN THE PRELIMINARY PROXY STATEMENT/PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. A DEFINITIVE PROXY STATEMENT/PROSPECTUS WILL BE SENT TO THE SECURITY HOLDERS OF THE COMPANY SEEKING THEIR APPROVAL OF THE COMBINATION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE PROXY STATEMENT/PROSPECTUS AND THE REGISTRATION STATEMENT AND OTHER DOCUMENTS FILED BY THE COMPANY OR KRATON PERFORMANCE POLYMERS LIMITED WITH THE SEC AT THE SEC’S WEBSITE AT WWW.SEC.GOV. THE PROXY STATEMENT/PROSPECTUS AND THE REGISTRATION STATEMENT AND OTHER SUCH DOCUMENTS (RELATING TO THE COMPANY) MAY ALSO BE OBTAINED FOR FREE FROM THE COMPANY BY ACCESSING ITS WEBSITE (WHICH IS NOT INCORPORATED BY REFERENCE HEREIN) AT WWW.KRATON.COM.

Participants in the Solicitation

The Company, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from the Company’s stockholders in connection with the Combination. Information regarding such persons and a description of their interests in the Combination is available in the preliminary proxy statement/prospectus filed with the SEC by Kraton Performance Polymers Limited on April 30, 2014.

2